CHANGE IN ACCOUNTANTS
At a meeting held on May 9, 2002, the Board of Directors of NAIC
Growth Fund, Inc., at the recommendation of its Audit Committee, approved the engagement of Plante & Moran, LLP as its independent auditors for the fiscal year ending December 31, 2002 to replace the firm of Arthur Andersen LLP ("Andersen"), who were dismissed as the independent auditors of the Fund effective May 9, 2002.

The reports of Andersen on the Fund's financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of the Fund's financial statements for the fiscal years ended December 31, 2001 and 2000 and in the subsequent interim period, there were no disagreements with Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Andersen, would have caused it to make a reference to the matter in its report. In addition, there were no reportable events as definedin Item 304(a)(1)(v) of Regulation S-K.

The Fund has requested Andersen to furnish it a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. Andersen has informed the Fund that it is no longer furnishing such letters.

The Fund has not had any discussions nor received any written opinion or oral advice from Plante & Moran, LLP during the two most recent fiscal years and in the subsequent interim period with respect to either the application of accounting principles to a specified transaction, either completed or proposed, or as to the type of audit opinion that might be rendered on the Fund's financial statements.